May 10, 2016

By EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Shineco, Inc.

May 6, 2016 Acceleration Request for Registration Statement on Form S-1

File No.: 333-202803

Ladies and Gentlemen:

The undersigned, as the underwriters of the proposed issuer, joined the request of Shineco, Inc. on May 6, 2016 that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it would be declared effective at 4:00 p.m. (Eastern Standard Time) on May 10, 2016, or as soon as practicable thereafter. The undersigned hereby withdraws this request.

Sincerely,

Bonwick Capital Partners LLC

By:	/s/ Devin Wicker
Name:	Devin Wicker
Title:	Chief Executive Officer

Network 1 Financial Securities, Inc.

By:	/s/ Damon D. Testaverde
Name:	Damon D. Testaverde
Title:	Managing Director

Date:	May 10, 2016

Members FINRA & SIPC

Bonwick Capital Partners LLC 40 West 57th Street, 28th Floor, New York, NY 10019 (646) 780-0380	Network 1 Financial Securities, Inc. The Galleria, 2 Bridge Avenue, Building 2, Red Bank, NJ 07701 (732) 758-9001

2nd Floor, Wanyuan Business Center s 10 Hongda N Road s Daxing District s

Beijing 100176 s People’s Republic of China s (+86) 10-87227366

May 10, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Shineco, Inc.

May 6, 2016 Acceleration Request for Registration Statement on Form S-1

File No.: 333-202803

Ladies and Gentlemen:

On May 6, 2016, the undersigned requested that the effective date for the Registration Statement referred to above be accelerated so that it would be declared effective at 4:00 PM on May 10, 2016, or as soon thereafter as is practicable. The undersigned hereby withdraws this request.

Sincerely,

/s/ Yuying Zhang
Yuying Zhang

Chief Executive Officer